Filed Pursuant to Rule 433

Registration No: 333-134553

FX Basket-Linked Note

“US Dollar Bullish Note”	Final Terms and Conditions April 30, 2008
Contact: + 1 212 526 2237

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering.  Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details.  You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov with “Lehman Brothers Holdings Inc.” as a search term. You may also access the prospectus and Series I MTN prospectus supplement on the SEC web site as follows:

Series I MTN prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

Prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

Alternatively, Lehman Brothers Inc. will arrange to send you the prospectus, Series I MTN prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative or 1-888-603-5847.

Summary Description

This note allows an investor to hold a long position in the U.S. dollar (USD) relative to a single basket of currencies, including the Euro (EUR), British Pound (GBP), Canadian Dollar (CAD) and Swiss Franc (CHF) (collectively, the Reference Currencies).  If, as of the Valuation Date, the Basket Return is greater than zero (that is, if the USD has in aggregate appreciated relative to the Reference Currencies on the Valuation Date), the investor will receive a single payment at maturity equal to the principal amount of the notes plus an additional return equal to the principal amount of the notes multiplied by the product of 120% (the Participation Rate) and the Basket Return.  If the Basket Return on the Valuation Date is less than or equal to zero (that is, if the USD has in aggregate depreciated or not appreciated relative to the Reference Currencies on the Valuation Date), then the investor will receive at maturity only the principal amount of the notes, with no additional return.  The notes do not bear interest and are 100% principal protected if held to maturity.

Issuer	Lehman Brothers Holdings Inc.
Ratings	(A1, A+, AA–)(1)
Issue Size	USD 6,850,000
Issue Price	100%
Principal Protection	100% at the Maturity Date
Trade Date	April 30, 2008
Issue Date	May 5, 2008
Valuation Date

April 30, 2010; provided that, upon the occurrence of a Disruption Event with respect to a Reference Currency, the Valuation Date for the affected Reference Currency may be postponed (as described in “Disruption Events” below).

Maturity Date	May 5, 2010

(1) Lehman Brothers Holdings Inc. is rated A1 by Moody’s, A+ by Standard & Poor’s and AA– by Fitch.  A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Reference Currencies	Euro (EUR), British Pound (GBP), Canadian Dollar (CAD) and Swiss Franc (CHF)
Reference Exchange Rates

For EUR and GBP, the spot exchange rates for each of EUR and GBP quoted against the U.S. dollar, expressed as the number of USD per unit of the Reference Currency. For CAD and CHF, the spot exchange rate for each of CAD and CHF, respectively, quoted against the U.S. dollar, expressed as the number of units of the Reference Currency per one USD.

Participation Rate	120%
Redemption Amount	A single U.S. dollar payment on the Maturity Date equal to the principal amount of each note plus the Additional Amount, if any
Additional Amount	A single U.S. dollar amount equal to the principal amount of each note multiplied by:

	Participation Rate x Basket Return	If the Basket return is greater than zero

	provided that the minimum Additional Amount payable on the notes shall be zero.
Basket Return	The sum of the Weighted Currency Returns for the Reference Currencies
Weighted Currency Returns	For EUR and GBP.

	Weighting * {	Initial Reference Currency Rate – Settlement Rate	}
		Settlement Rate

	For CAD and CHF:

	Weighting * {	Settlement Rate – Initial Reference Currency Rate	}
		Initial Reference Currency Rate

Weightings and Initial Reference Currency Rates	The Weighting and Initial Reference Currency Rate for each Reference Currency is as set forth below:

	Reference Currency	Weighting	Initial Reference Currency Rate
	EUR	25.0%	1.5549
	GBP	25.0%	1.9805
	CAD	25.0%	1.0071
	CHF	25.0%	1.0415

The Initial Reference Currency Rate for each Reference Currency is the Reference Exchange Rate for that Reference Currency on the Trade Date, determined in accordance with the applicable Settlement Rate Option.

Settlement Rate

For each Reference Currency, the Reference Exchange Rate on the Valuation Date, determined by the Calculation Agent in accordance with the applicable Settlement Rate Option (subject to the occurrence of a Disruption Event).

Settlement Rate Option and Valuation Business Day:	For each Reference Currency as set forth below:

	Reference Currency	Screen Reference*	Valuation Business Day
	EUR	Reuters page EURUSDFIXM=WM (as substitute for 1FED)	London
	GBP	Reuters page GBPUSDFIXM=WM (as substitute for 1FED)	London
	CAD	Reuters page USDCADFIXM=WM (as substitute for 1FED)	London
	CHF	Reuters page USDCHFFIXM=WM (as substitute for 1FED)	London

*In each case, as observed at approximately 4.00 p.m. London time

For further information concerning the Settlement Rate Option and Valuation Business Day, see “Description of the Notes—Currency-Indexed Notes” in, and Appendix A to, the Series I MTN prospectus supplement.

Business Day	New York
Business Day Convention	Following
Disruption Events	If a Disruption Event relating to one or more Reference Currencies is in effect on the scheduled Valuation Date, the Calculation Agent will calculate the Basket Return using:

	•	for each Reference Currency that did not suffer a Disruption Event on the scheduled Valuation Date, the Settlement Rate on the scheduled Valuation Date, and

•

for each Reference Currency that did suffer a Disruption Event on the scheduled Valuation Date, the Settlement Rate on the immediately succeeding scheduled Valuation Business Day for such Reference Currency on which no Disruption Event occurs or is continuing with respect to such Reference Currency;

provided however that if a Disruption Event has occurred or is continuing with respect to a Reference Currency on each of the three scheduled Valuation Business Days following the scheduled Valuation Date, then (a) such third scheduled Valuation Business Day shall be deemed the Valuation Date for the affected Reference Currency; and (b) the Calculation Agent will determine the Settlement Rate for the affected Reference Currency on such day in accordance with “Fallback Rate Observation Methodology” (as defined under “Description of the Notes—Currency-Indexed Notes” in the Series I MTN prospectus supplement).

A “Disruption Event” means any of the following events with respect to a Reference Currency, as determined in good faith by the Calculation Agent:

(A)

the occurrence and/or existence of an event on any day that has the effect of preventing or making impossible (x) the conversion of the Reference Currency into USD through customary legal channels; or (y) for any Reference Currency other than EUR, the delivery of USD from accounts inside the Reference Currency Jurisdiction with respect to such Reference Currency to accounts outside that Reference Currency Jurisdiction;

	(B)	the occurrence of any event causing the Reference Exchange Rate for the Reference Currency to be split into dual or multiple currency exchange rates; or

(C)

the Settlement Rate being unavailable for the Reference Currency, or the occurrence of an event (i) for any Reference Currency other than EUR, in the Reference Currency Jurisdiction for that Reference Currency that materially disrupts the market for the Reference Currency or (ii) that generally makes it impossible to obtain the Settlement Rate for the Reference Currency, on the Valuation Date.

For purposes of the above, “scheduled Valuation Business Day” means a day that is or, in the judgment of the Calculation Agent, should have been, a Valuation Business Day for the affected Reference Currency.

Calculation Agent	Lehman Brothers Inc.
Underwriter	Lehman Brothers Inc.
Identifier	ISIN: US5252M0FM43
CUSIP: 5252M0FM4
Settlement System	DTC
Denominations	USD 1,000 and integral multiples of USD 1,000
Issue Type	US MTN
Fees		Price to Public(1)	Fees(2)	Proceeds to the Issuer
	Per note	$1,000	$12.00	$988.00
	Total	$6,850,000	$82,200	$6,767,800

(1)

The price to public includes Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates, which includes such affiliates expected cost of providing such hedge as well as the profit these affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2)

Lehman Brothers Inc. will receive commissions of $12.00 per $1,000 principal amount, or of 1.20%, and may use all or a portion of these commissions to pay selling concessions or fees to other dealers. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to any hedges.

Risk Factors

An investment in the notes entails certain risks not associated with an investment in conventional floating rate or fixed rate medium-term notes.  See “Risk Factors” generally, and “Risk Factors—Risks Relating to Currency-Indexed Notes” specifically, in the Series I MTN prospectus supplement.

United States Federal Income Tax Treatment

Lehman Brothers Holdings Inc. intends to treat the notes as contingent payment debt instruments, as described under “Supplemental United States Federal Income Tax Consequences—Contingent Payment Debt Instruments” in the Series I MTN prospectus supplement.

Historical Exchange Rates

The following charts show the spot exchange rates for each Reference Currency at the end of each week in the period from the week ending April 24, 2005, through the week ending April 27, 2008, using historical data obtained from Reuters; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of this data.  The spot exchange rates are expressed as the amount of Reference Currency per USD to show the appreciation or depreciation, as the case may be, of the USD relative to the Reference Currency (and, in the case of EUR and GBP, are the inverse of the spot exchange rates used to calculate the Basket Return, which are expressed as the amount of USD per Reference Currency).  The historical data on each Reference Currency is not necessarily indicative of the future performance of the Reference Currencies, the Basket Return or what the value of the notes may be. Fluctuations in exchange rates make it difficult to predict whether the Basket Return will be greater than, less than or equal to zero and, consequently, the Additional Amount payable at maturity.  Historical exchange rate fluctuations may be greater or lesser than those experienced by the holders of the notes.

Hypothetical Historical Basket Return

The following chart shows the hypothetical Basket Return at the end of each week in the period from the week ending April 24, 2005, through the week ending April 27, 2008 and the Trade Date, based on the hypothetical composite performance of the Reference Currencies using data obtained from Reuters; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of this data.  Under the terms of the notes and for purposes of calculating the Redemption Amount, the Basket Return was indexed to 0.0 on the Trade Date based on the Initial Reference Currency Rates.  The composite value of the Reference Currencies on any prior day was obtained by using the calculation of the Basket Return described above. Spot exchange rates used in this determination are expressed as the number of units of Reference Currency per U.S. dollar (except for EUR and GBP, which are expressed as the number of USD per unit of the Reference Currency).

Hypothetical Redemption Amount Payment Examples

The following payment examples for this note show scenarios for the Redemption Amount payable at maturity of the notes, including scenarios for the Additional Amounts payable if the Basket Return is greater or less than zero, based on the Participation Rate (120%) and the Initial Reference Currency Rates (each of which was determined on the Trade Date), as well hypothetical values for the Settlement Rates (which will be determined on the Valuation Date), and the resulting Basket Return.

The Settlement Rate values for the Reference Currencies have been chosen arbitrarily for the purpose of these examples, are not associated with Lehman Brothers Research forecasts for any Reference Currency/USD exchange rates and should not be taken as indicative of the future performance of any Reference Currency/USD exchange rate.

Example 1: The USD appreciates relative to each of the EUR, GBP, CAD and CHF, resulting in a Basket Return of 0.0645 (6.45%).  Because the Basket Return is greater than zero, the Additional Amount is equal to 7.74%, and the Redemption Amount is equal to 107.74%, times the principal amount of the notes.

Because the Basket Return is 0.0645, the Redemption Amount payable at maturity is equal to $1,077.40 per $1,000 note (reflecting an Additional Amount of $77.40 per note), calculated as follows:

Redemption Amount = $1,000 + ($1,000 * 120% * 0.0645) = $1,077.40

The table below illustrates how the Basket Return in the above example was calculated:

Basket Currency	Initial Reference Currency Rate (on Trade Date)	Settlement Rate (on Valuation Date)	Weighting	Weighted Currency Return
EUR	1.5549	1.4651	25.0%	0.0153
GBP	1.9805	1.8025	25.0%	0.0247
CAD	1.0071	1.0811	25.0%	0.0184
CHF	1.0415	1.0669	25.0%	0.0061

Basket Return = Sum of Weighted Currency Returns =				0.0645

Example 2: The USD depreciates relative to each of the EUR, GBP, CAD and CHF, resulting in a Basket Return of –0.0597 (–5.97%).  Because the Basket Return is less than zero, the Additional Amount is equal to 0%, and the Redemption Amount is equal to 100%, times the principal amount of the notes.

Because the Basket Return is –0.0597, the Redemption Amount payable at maturity is equal to $1,000 per $1,000 note (reflecting an Additional Amount of $0 per note), the repayment of principal invested, with no additional return.

The table below illustrates how the Basket Return in the above example was calculated:

Basket Currency	Initial Reference Currency Rate (on Trade Date)	Settlement Rate (on Valuation Date)	Weighting	Weighted Currency Return
EUR	1.5549	1.6454	25.0%	–0.0138
GBP	1.9805	2.0600	25.0%	–0.0097
CAD	1.0071	0.9536	25.0%	–0.0133
CHF	1.0415	0.9461	25.0%	–0.0229

Basket Return = Sum of Weighted Currency Returns =				–0.0597

Example 3: The USD appreciates relative to each of the EUR, GBP and CAD, but depreciates relative to the CHF, resulting in a Basket Return of 0.0091 (0.91%).  Because the Basket Return is greater than zero, the Additional Amount is equal to 1.092%, and the Redemption Amount is equal to 101.092%, times the principal amount of the notes.

Because the Basket Return is 0.0091, the Redemption Amount payable at maturity is equal to $1,010.92 per $1,000 note (reflecting an Additional Amount of $10.92 per note), calculated as follows:

Redemption Amount = $1,000 + ($1,000 * 120% * 0.0091) = $1,010.92

The table below illustrates how the Basket Return in the above example was calculated:

Basket Currency	Initial Reference Currency Rate (on Trade Date)	Settlement Rate (on Valuation Date)	Weighting	Weighted Currency Return
EUR	1.5549	1.4492	25.0%	0.0182
GBP	1.9805	1.8620	25.0%	0.0159
CAD	1.0071	1.0372	25.0%	0.0075
CHF	1.0415	0.9059	25.0%	–0.0325

Basket Return = Sum of Weighted Currency Returns =				0.0091

Example 4: The USD depreciates relative to each of the EUR, GBP and CAD, but appreciates relative to the CHF, resulting in a Basket Return of –0.0489 (–4.89%).  Because the Basket Return is less than zero, the Additional Amount is equal to 0%, and the Redemption Amount is equal to 100%, times the principal amount of the notes.

Because the Basket Return is –0.0489, the Redemption Amount payable at maturity is equal to $1,000 per $1,000 note (reflecting an Additional Amount of $0 per note), the repayment of principal invested, with no additional return.

The table below illustrates how the Basket Return in the above example was calculated:

Basket Currency	Initial Reference Currency Rate (on Trade Date)	Settlement Rate (on Valuation Date)	Weighting	Weighted Currency Return
EUR	1.5549	1.6729	25.0%	–0.0176
GBP	1.9805	2.0204	25.0%	–0.0049
CAD	1.0071	0.9154	25.0%	–0.0228
CHF	1.0415	1.0266	25.0%	–0.0036

Basket Return = Sum of Weighted Currency Returns =				–0.0489